SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document
99.1	Press Release:Optibase reveives an award in an arbitration with Merrill Lynch

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SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Zvi Halperin —————————————— Zvi Halperin President and Chief Financial Officer

Date: January 13, 2004

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FOR:	OPTIBASE, LTD.

CONTACT:	Yael Paz, Director of Corporate Communications
Optibase, Ltd.
011-972-9-9709-255 / 011-972-9-9709-171
yaelp@optibase.com / sharonam@optibase.com

Jeff Corbin / Lee Roth
KCSA Public Relations Worldwide
(212) 896-1214/ (212) 896-1209
jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE RECEIVES FAVORABLE AWARD IN
ARBITRATION WITH MERRILL LYNCH

        MOUNTAIN VIEW, Calif., HERZLIYA, Israel January 13, 2004 -Optibase, Ltd. (NASDAQ: OBAS), a leading provider of encoding and streaming media solutions, announced today that a New York Stock Exchange appointed arbitration panel has awarded the Company $1.79 million on a February 2002 claim related to an investment dispute with Merrill Lynch.
        The claim involved an investment made between 1999 and 2000 by Optibase in the Merrill Lynch Senior Floating Rate Portfolio, a mutual fund managed by Merrill Lynch Investment Managers, which was not a party to the arbitration. Optibase alleged that Merrill Lynch's brokerage arm, Merrill Lynch, Pierce, Fenner & Smith, acting as an investment adviser to the Company, sold the Fund investment to Optibase despite the high risk that it carried which made it unsuitable for Optibase's needs, causing the Company to suffer losses on the investment. The $1.79 million awarded by the panel, , represents damages as calculated by Optibase's damage expert. Some costs associated with the subsequent arbitration were also awarded to Optibase.

About Optibase
        Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company's platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase's breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

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This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report, its Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission and other filings with the SEC.